      As filed with the Securities and Exchange Commission on September 12, 2003
                                                 File Nos. 333-104218; 811-21328

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1

                NOTIFICATION OF ELECTION TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                             SMA RELATIONSHIP TRUST
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)

                            NOTIFICATION OF ELECTION

The undersigned  registered  open-end investment company  ("Registrant")  hereby notifies the Securities and Exchange  Commission that it elects to commit itself to pay in cash all  redemptions  by a shareholder  of record as provided by Rule
18f-1 under the  Investment  Company Act of 1940,  with respect to the following series of the  Registrant:  Series M. It is  understood  that this  election  is irrevocable to this series of the Registrant  (but is  inapplicable to any other series of the Registrant, unless a future election is made for such other series of the  Registrant  prior to the date such other  series  commences  operations)
while such Rule is in effect  unless the  Commission  by order upon  application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

Pursuant to the  requirements of Rule 18f-1 under the Investment  Company Act of
1940,  the  Registrant  has caused  this  notification  of  election  to be duly executed  on its behalf in the city of New York and the state of New York on the
12th day of September 2003.

                                             Signature:  SMA RELATIONSHIP TRUST,
                                                         on behalf of Series M

                                             By:  /s/ David M. Goldenberg
                                                  -----------------------
                                             Name:  David M. Goldenberg
                                             Title: Vice President and Secretary

Attest:  /s/ Rita Rubin
         --------------
Name:  Rita Rubin
Title:   Assistant Secretary